UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Kimbell Royalty Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

49435R 102

(CUSIP Number)

Ben J. Fortson

777 Taylor Street, Suite 810

Fort Worth, Texas 76102

(817) 945-9700

with a copy to:

Joshua Davidson

Jason A. Rocha

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49435R 102

1.	Names of Reporting Persons Ben J. Fortson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,985,039 (1)

	8.	Shared Voting Power 59,729 (2)

	9.	Sole Dispositive Power 2,985,039 (1)

	10.	Shared Dispositive Power 59,729 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,044,768

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.3% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (a) 2,953,258 common units representing limited liability company interests (“OpCo Common Units”) of Kimbell Royalty Operating, LLC, a Delaware limited liability company, which, together with an equal number of Class B common units representing limited partner interests (“Class B Units”) of Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”), are exchangeable on a one-for-one basis for common units representing limited partner interests of the Issuer (“Common Units”), owned directly by Kimbell Art Foundation, a Texas non-profit corporation (“KAF” and, together with Mr. Fortson, the “Reporting Persons”), (b) 17,341 Common Units owned directly by the Mattie K. Carter Trust, (c) 7,220 Common Units owned directly by the Fortson Grandchildren’s Trust (FBO Benjamin J. Fortson IV) and (d) 7,220 Common Units owned directly by the Fortson Grandchildren’s Trust (FBO Coleman Carter Fortson). Mr. Fortson has been delegated the authority to manage the investment assets of KAF, and serves as the trustee, and has voting and investment power, for each of these trusts.

(2)

Includes (a) 58,428 Common Units owned directly by Mr. Fortson and (b) 1,301 Common Units owned directly by BK GenPar, Inc., a Texas corporation (“BK”). Mr. Fortson and Kay C. Fortson are husband and wife, and may be deemed to share voting and investment power over Common Units beneficially owned by the other person. Mr. Fortson and Kay C. Fortson are the sole directors and officers of BK and, therefore, may be deemed to share voting and investment power over its Common Units.

(3)

Based on 16,886,204 Common Units outstanding as of October 1, 2018, as provided to the Reporting Persons by the Issuer, plus 2,953,258 Common Units that may be received by KAF upon exchange of an equal number of OpCo Common Units and Class B Units.

CUSIP No. 49435R 102

1.	Names of Reporting Persons Kimbell Art Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,953,258(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,953,258(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,953,258

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.9% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 2,953,258 OpCo Common Units, which, together with an equal number of Class B Units, are exchangeable on a one-for-one basis for Common Units.
(2)

Based on 16,886,204 Common Units outstanding as of October 1, 2018, as provided to the Reporting Persons by the Issuer, plus 2,953,258 Common Units that may be received by KAF upon exchange of an equal number of OpCo Common Units and Class B Units.

This Amendment No. 3 amends and restates in its entirety the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2017 (as amended and restated, this “Schedule 13D”) on behalf of Ben J. Fortson and Kimbell Art Foundation, a Texas non-profit corporation (“KAF” and, together with Mr. Fortson, the “Reporting Persons”), with respect to the common units representing limited partner interests (“Common Units”) of Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”). Mr. Fortson is the Executive Vice President and Chief Investment Officer of KAF and also serves on its Board of Directors.

Item 1.         Security and Issuer

This Schedule 13D relates to Common Units of the Issuer. The address of the principal executive office of the Issuer is 777 Taylor Street, Suite 810, Fort Worth, Texas 76102.

Item 2.         Identity and Background

(a)                                This Schedule 13D is jointly filed by and on behalf of each Reporting Person pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, which is incorporated by reference herein. KAF, Mr. Fortson, the Mattie K. Carter Trust, the Fortson Grandchildren’s Trust (FBO Benjamin J. Fortson IV) (“Grandchildren’s Trust FBO BJF IV”), the Fortson Grandchildren’s Trust (FBO Coleman Carter Fortson) (together with Grandchildren’s Trust FBO BJF IV, the “Fortson Grandchildren’s Trusts”) and BK GenPar, Inc., a Texas corporation (“BK”), are the record and direct beneficial owners of the Common Units covered by this Schedule 13D.

Mr. Fortson is Executive Vice President, Chief Investment Officer and director of KAF, and he has been delegated authority to manage the investment assets of KAF and, therefore, may be deemed to have voting and investment power over the Common Units owned by KAF. Mr. Fortson serves as the trustee for the Mattie K. Carter Trust and, therefore, may be deemed to have voting and investment power over the Common Units owned by the Mattie K. Carter Trust. Mr. Fortson disclaims beneficial ownership of such Common Units except to the extent of his pecuniary interest therein. Mr. Fortson serves as the trustee of the Fortson Grandchildren’s Trusts and, therefore, may be deemed to have voting and investment power over the Common Units owned by the Fortson Grandchildren’s Trusts. Mr. Fortson disclaims beneficial ownership of such Common Units. Mr. Fortson and his wife, Kay C. Fortson, are the sole directors and officers of BK and, therefore, may be deemed to share voting and investment power over its Common Units.

The name of each executive officer and director of KAF (collectively, the “Covered Individuals”) is set forth on Exhibit 99.2 attached hereto, which is incorporated by reference herein.

(b)                                The principal business address of Mr. Fortson is 777 Taylor Street, Suite 810, Fort Worth, Texas 76102. The principal business address of KAF is 301 Commerce Street, Suite 2300, Fort Worth, Texas 76102. The principal business address of each of the Covered Individuals is 301 Commerce Street, Suite 2300, Fort Worth, Texas 76102.

(c)                                 The present principal occupation of Mr. Fortson is President and Chief Executive Officer of Fortson Oil Company. Mr. Fortson is also (i) Executive Vice President, Chief Investment Officer and director of KAF, (ii) President, Treasurer and director of BK and (iii) director of Kimbell Royalty GP, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”). The principal business of KAF is to own and operate the Kimbell Art Museum, an art museum in Fort Worth, Texas.

The present principal occupation of each of the Covered Individuals, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Exhibit 99.2 attached hereto, which is incorporated by reference herein.

(d)                                During the last five years, none of the Reporting Persons has and, to KAF’s knowledge, none of the Covered Individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                 During the last five years, none of the Reporting Persons was, and to KAF’s knowledge, none of the Covered Individuals was, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                  Mr. Fortson is a citizen of the United States of America. KAF is a Texas non-profit corporation. All of the Covered Individuals are citizens of the United States of America.

Item 3.         Source and Amount of Funds or Other Consideration

The Issuer was formed on October 30, 2015 as a Delaware limited partnership to own and acquire mineral and royalty interests in oil and natural gas properties throughout the United States.

At the closing of the Issuer’s initial public offering on February 8, 2017 (the “Offering”) and pursuant to the Contribution, Conveyance, Assignment and Assumption Agreement, dated as of December 20, 2016, by and among the Issuer, Kimbell Royalty GP, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), Kimbell Intermediate GP, LLC, Kimbell Intermediate Holdings, LLC, Kimbell Royalty Holdings, LLC and the other parties named therein attached hereto as Exhibit 99.3 (the “Contribution Agreement”), in exchange for the contribution of certain assets to the Issuer, the Issuer issued, in addition to cash, (a) to KAF, 2,710,690 Common Units representing an aggregate 16.6% limited partner interest in the Issuer as of such time, (b) to BK 1,301 Common Units representing an aggregate less than 1.0% limited partner interest in the Issuer as of such time, (c) to Trinity Minerals, a Texas general partnership (“Trinity”), 177,297 Common Units representing an aggregate 1.1% limited partner interest in the Issuer as of such time, (d) to OMI Rochester Holdings I, L.P., a Texas limited partnership (“OMI”), 119,136 Common Units representing an aggregate less than 1.0% limited partner interest in the Issuer as of such time, (e) to BGT Royalty Partners, LP, a Texas limited partnership (“BGT”), 983,630 Common Units representing an aggregate 6.0% limited partner interest in the Issuer as of such time and (f) to RCPTX Holdings Genpar, LLC, a Texas limited liability company (“RCPTX”), 11,875 Common Units representing an aggregate less than 1.0% limited partner interest in the Issuer as of such time, in each case based on 16,332,708 Common Units outstanding following the closing of the Offering on February 8, 2017, as set forth in the prospectus filed by the Issuer with the SEC pursuant to Rule 424(b) on February 6, 2017, and the exercise in full by the underwriters of the Offering of their option to purchase an additional 750,000 Common Units of the Issuer. The initial public offering price for Common Units in connection with the Offering was $18.00 per Common Unit.

Effective May 12, 2017, the Board of Directors of the General Partner (the “Board”), upon the advice and recommendation of the Conflicts and Compensation Committee of the Board, approved the grant of restricted units under the Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (the “LTIP”). Excluding the independent directors, each of the directors of the General Partner, including Mr. Fortson, was granted 22,637 Common Units, which will vest in one-third installments on each of the first three anniversaries of the grant date, subject to continuous service through the applicable vesting date. Upon the occurrence of a change in control (as defined in the LTIP), all unvested restricted units will vest as of the date of the change in control. Upon a termination of service for any reason other than death or disability, all unvested restricted units will be immediately forfeited as of the date of termination. In the case of termination resulting from death or disability, all unvested restricted units will become fully vested as of the date of termination.

On August 14, 2017, Trinity distributed the Common Units it received in connection with the Offering to its carried interest holders and its partners on a pro rata basis and for no consideration. As a partner of Trinity, KAF received 24,074 Common Units from Trinity. Cumulatively, the distribution from Trinity increased the holdings of KAF to 2,734,764 Common Units representing an aggregate 17.9% limited partner interest in the Issuer as of such time.

On August 16, 2017, OMI distributed the Common Units it received in connection with the Offering to its partners on a pro rata basis and for no consideration. As limited partners of OMI, each of the Fortson Grandchildren’s Trusts received 7,220 Common Units from OMI. Cumulatively, the distribution from OMI increased the holdings of the Fortson Grandchildren’s Trusts to 14,440 Common Units representing an aggregate less than 1.0% limited partner interest in the Issuer as of such time.

On August 18, 2017, BGT distributed the Common Units it received in connection with the Offering to its partners on a pro rata basis and for no consideration. On the same day, RCPTX distributed the Common Units it received in connection with the Offering to the partners of its sole member, BGT, on a pro rata basis and for no consideration. As limited partners of BGT, the sole member of RCPTX, (a) KAF received 215,888 Common Units from BGT and 2,606 Common Units from RCPTX and (b) the Mattie K. Carter Trust received 17,134 Common Units from BGT and 207 Common Units from RCPTX. Cumulatively, the distributions from BGT and RCPTX increased KAF’s holdings to 2,953,258 Common Units representing an aggregate 17.9% limited partner interest in the Issuer as of such time, and increased the Mattie K. Carter Trust’s holdings to 17,341 Common Units representing an aggregate less than 1.0% limited partner interest in the Issuer as of such time.

Effective January 26, 2018, the Board, upon the advice and recommendation of the Conflicts and Compensation Committee of the Board, approved the grant of restricted units under the LTIP. Mr. Fortson was granted 40,791 Common Units, which will vest in one-third installments on each of the first three anniversaries of the applicable grant date, subject to continuous service through the applicable vesting date, and are otherwise subject to the same terms as all other units granted under the LTIP (as described above).

Item 4.         Purpose of Transaction

Each of the Reporting Persons acquired the Common Units reported herein solely for investment purposes. Each of the Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on, as applicable, such Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

Mr. Fortson, the Executive Vice President, Chief Investment Officer and director of KAF, President, Treasurer and director of BK and trustee of the Mattie K. Carter Trust and the Fortson Grandchildren’s Trusts, is a member of the Board. In his capacity as a director of the General Partner, Mr. Fortson may from time to time consider, discuss with senior management and participate in Board deliberations about plans or proposals which relate to or would result in the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of this Schedule 13D. The actions of Mr. Fortson in his capacity as a director of the General Partner may be attributable to KAF. In such case, KAF may be deemed from time to time to consider plans or proposals relating to, or may be a participant, as a limited partner of the Issuer, in the following matters.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D:

(a)                                 The General Partner may grant unit options, unit appreciation rights, restricted units, unit awards, phantom units and distribution equivalent rights (the “awards”) to employees, officers, consultants and directors of the General Partner (which includes Mr. Fortson), Kimbell Operating Company, LLC, a wholly owned subsidiary of the General Partner (“Kimbell Operating”), and their respective affiliates, who perform services for the Issuer, pursuant to the LTIP. Common Units to be delivered pursuant to awards under the LTIP may be Common Units acquired by the General Partner in the open market, from any other person, directly from the Issuer or any combination of the foregoing. References to, and descriptions of, the LTIP as set forth in this Item 4 are qualified in their entirety by reference to the LTIP attached hereto as Exhibit 99.4 and the first amendment to the LTIP attached hereto as Exhibit 99.6, which are incorporated in their entirety in this Item 4.

In connection with the closing of the Offering, Kimbell Operating entered into a service agreement with BJF Royalties, LLC (“BJF Royalties”), of which Mr. Fortson is the sole member. Pursuant to such agreement, BJF Royalties assists in sourcing, evaluating and recommending acquisitions, and with business development opportunities related to potential acquisitions and other strategic transactions. BJF Royalties does not receive a services fee in connection with such agreement. Subject to the approval of the Board, a monthly services fee could be initiated and/or adjusted (i) annually, (ii) in the event of any sale of serviced properties or (iii) in the event of the provision of any additional management services (including with respect to acquisitions of new properties). As a result of such service agreement, Mr. Fortson, as the sole member of BJF Royalties, is considered a consultant under the LTIP and therefore may receive awards under the LTIP.

The information contained in Item 6 is incorporated herein by reference.

(b)                                 The information provided or incorporated by reference in Item 4(a) is hereby incorporated by reference in this Item 4(b).

(c)                                  None.

(d)                                 The General Partner has sole responsibility for conducting the Issuer’s business and managing its operations and is ultimately controlled by affiliates of the Issuer’s founders (such affiliates of the Issuer’s founders, the “Sponsors”). Mr. Fortson is one of the Issuer’s founders and owns 50% of a Sponsor that owns a 33.33% membership interest in Kimbell GP Holdings, LLC, the sole member of the General Partner (“GP Holdings”). Mr. Fortson is also an executive officer and director of KAF, which is a Reporting Person and a unitholder of the Issuer, and a director of the General Partner. Neither the General Partner nor its Board are or will be elected by the Issuer’s unitholders. As a result of controlling the General Partner, the Sponsors have the right to appoint all members of the Board of the General Partner, including independent directors. Mr. Fortson, however, has no present intention of changing the Board or management of the General Partner.

(e)                                  Subject to the restrictions contained in the Partnership Agreement and the General Partner LLC Agreement (each as defined below), the Board of the General Partner, of which Mr. Fortson is a member and all of the members of which are appointed by the Sponsors, one of which is owned 50% by Mr. Fortson, may cause the Issuer to change its cash distribution policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. Mr. Fortson, however, has no present intention of changing the current cash distribution policy or capitalization of the Issuer.

(f)                                   None.

(g)                                  None.

(h)                                 None.

(i)                                     None.

(j)                                    Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in paragraphs (a) through (i), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.         Interest in Securities of the Issuer

(a)                                 The ownership percentages set forth in this paragraph (a) of Item 5 are based on 16,886,204 Common Units outstanding as of October 1, 2018, as provided to the Reporting Persons by the Issuer, plus 2,953,258 Common Units that may be received by KAF upon exchange of an equal number of common units representing limited liability company interests (“OpCo Common Units”) of Kimbell Royalty Operating, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer (the “Operating Company”), and an equal number of Class B common units representing limited partner interests of the Issuer (“Class B Units,” which, together

with the OpCo Common Units, are exchangeable at the discretion of the unitholder on a one-for-one basis for Common Units).   If all OpCo Common Units and Class B Units held by KAF and the other unitholders were exchanged for newly issued Common Units, there would be 29,839,462 Common Units outstanding, and the Reporting Persons would be deemed, in the aggregate, to be the beneficial owners of 10.20% of the outstanding Common Units.

(1) The information set forth in Items 11 and 13 of the cover pages hereto regarding the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is incorporated herein by reference.

(2) In addition, as of the date of this Schedule 13D, certain of the Covered Individuals, excluding Mr. Fortson, whose information is set forth in paragraph (a)(1) of this Item 5, beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned		Percentage of Class Beneficially Owned
Kimbell F. Wynne	64,214	(A)(B)	*
Kay C. Fortson	59,729	(C)(D)	*
Karen F. Davis	21,660	(E)	*
Lisa F. Burton	18,535	(F)(G)	*
Lisa W. Alcorn	15,621	(H)(I)	*
Kimberly W. Darden	1,300	(J)	*

*Less than 1.0% of the class beneficially owned.

(A)                                Kimbell F. Wynne shares voting power and dispositive power with respect to such Common Units with her spouse, Mitch S. Wynne. Mr. Wynne’s present principal occupation is acting as President and owner of Wynne Petroleum Co., manager of MSW Royalties, LLC and director on the Board of the General Partner. Mr. Wynne’s business address is 777 Taylor Street, Suite 810, Fort Worth, Texas 76102, and he is a citizen of the United States of America. During the last five years, to KAF’s knowledge, Mr. Wynne has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(B)                                Does not include 41,455 Common Units beneficially owned by Kimbell F. Wynne’s spouse, Mitch S. Wynne. Mrs. Wynne disclaims beneficial ownership of such Common Units, except to the extent of her pecuniary interest therein.

(C)                                Kay C. Fortson shares voting power and dispositive power with respect to such Common Units with her spouse, Ben J. Fortson.

(D)                                Does not include 2,985,039 Common Units beneficially owned by Kay C. Fortson’s spouse, Ben J. Fortson. Mrs. Fortson disclaims beneficial ownership of such Common Units, except to the extent of her pecuniary interest therein.

(E)                                 Karen F. Davis disclaims beneficial ownership of such Common Units, except to the extent of her pecuniary interest therein.

(F)                                  Lisa F. Burton shares voting power and dispositive power with respect to 11,916 of such Common Units with her brother-in-law, Mr. Wynne, and 6,619 of such Common Units with her spouse, William K. Burton. Mr. Burton’s present principal occupation is serving as Executive Vice President of Hillwood, and his business address is 9800 Hillwood Parkway, Suite 300, Fort Worth, Texas 76177. Mr. Burton is a citizen of the United States of America. During the last five years, to KAF’s knowledge, Mr. Burton has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(G)                                Does not include 35,497 Common Units beneficially owned by Lisa F. Burton’s spouse, William K. Burton. Mrs. Burton disclaims beneficial ownership of such Common Units, except to the extent of her pecuniary interest therein.

(H)                               Includes 7,220 Common Units owned directly by Lisa W. Alcorn. Lisa W. Alcorn shares voting power and dispositive power with respect to such Common Units with her spouse, Peter Alcorn. Mr. Alcorn’s present principal occupation is acting as Vice President-Land of our General Partner, and his business address is 777 Taylor Street, Suite 810, Fort Worth, Texas 76102. Mr. Alcorn is a citizen of the United States of America. During the last five years, to KAF’s knowledge, Mr. Alcorn has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(I)                                    Does not include 530 Common Units beneficially owned by Lisa W. Alcorn’s spouse, Peter Alcorn. Mrs. Alcorn disclaims beneficial ownership of such Common Units, except to the extent of her pecuniary interest therein.

(J)                                    Includes 1,000 Common Units owned directly by Kimberly W. Darden and an aggregate of 300 Common Units owned directly by trusts for which Ms. Darden serves as the trustee, with exclusive voting power and dispositive power.

(b)                                 The information set forth in Items 7 through 10 of the cover pages hereto regarding the number of Common Units as to which there is sole or shared power to vote or to direct the vote or sole or shared power to dispose or to direct the disposition is incorporated herein by reference. To KAF’s knowledge, except as otherwise noted, each of the Covered Individuals listed in the table in paragraph (a)(2) of this Item 5 has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in paragraph (a)(2) of this Item 5.

(c)                                  Except as described in Item 3 or elsewhere in this Schedule 13D, none of the Reporting Persons or, to KAF’s knowledge, any of the Covered Individuals has effected any transactions in the Common Units during the past 60 days.

(d)                                 KAF has the right to receive distributions from, and the proceeds from the sale of, the Common Units reported by it on the cover page of this Schedule 13D and in this Item 5. Mr. Fortson was delegated the authority to manage the investment assets of KAF and, therefore, may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units reported by KAF on the cover page of this Schedule 13D and in this Item 5.

The Mattie K. Carter Trust and the Fortson Grandchildren’s Trusts each have the right to receive distributions from, and the proceeds from the sale of, the Common Units reported by Mr. Fortson and attributed to these trusts in the footnotes to the cover page of this Schedule 13D and in this Item 5. Mr. Fortson is the trustee of the Mattie K. Carter Trust and the Fortson Grandchildren’s Trusts, and as such, has the authority to manage the investments thereof. Therefore, Mr. Fortson may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units reported by the Mattie K. Carter Trust and the Fortson Grandchildren’s Trusts in the footnotes to the cover page of this Schedule 13D and in this Item 5.

As the sole directors and officers of BK, Mr. Fortson and his wife, Kay C. Fortson, have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units reported by Mr. Fortson as being owned through BK on the cover page of this Schedule 13D and in this Item 5.

Mr. Wynne serves as trustee of a trust for the benefit of himself and members of his immediate family, including Mrs. Wynne, and as trustee of a trust for the benefit of one of his sons. Mrs. Burton and Mr. Wynne serve as co-trustees of several trusts for the benefit of their nieces and nephews. Mrs. Davis serves as the trustee of several trusts for the benefit of her adult children. Mr. Burton serves as the trustee of a trust for the benefit of himself and members of his immediate family, including Mrs. Burton, and as trustee of several trusts for the benefit of his and Mrs. Burton’s adult children. The Common Units held by these trusts (98,612 Common Units in the aggregate) have the right to receive distributions from, and the proceeds from the sale of, the Common Units reported in the footnotes to the table in paragraph (a)(2) of this Item 5. As trustees or joint trustees, as the case may be, each of the aforementioned individuals has the independent authority to manage the investments of the trusts. Therefore, Mr. Wynne, Mrs. Burton, Mrs. Davis and Mr. Burton may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units reported in the footnotes to the table in paragraph (a)(2) in this Item 5.

Except for the foregoing and the cash distributions described in the Partnership Agreement in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units beneficially owned by the Reporting Persons or, to KAF’s knowledge, the Covered Individuals.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein.

Joint Filing Agreement

Each of the Reporting Persons is party to a Joint Filing Agreement, dated as of February 17, 2017 (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to jointly file this Schedule 13D and any and all amendments hereto with the SEC.

References to, and descriptions of, the Joint Filing Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Joint Filing Agreement attached hereto as Exhibit 99.1, which is incorporated in its entirety in this Item 6.

First Amended and Restated Limited Liability Company Agreement of the General Partner

Under the First Amended and Restated Limited Liability Company Agreement of the General Partner, dated as of February 8, 2017 (the “General Partner LLC Agreement”), GP Holdings has the right to elect the members of the Board of the General Partner. The Sponsor that is 50% owned by Mr. Fortson owns 33.33% of the membership interests in GP Holdings.

References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement attached hereto as Exhibit 99.7, which is incorporated in its entirety in this Item 6.

Registration Rights Agreement

Pursuant to the Contribution Agreement and the registration rights described in Exhibit K thereto (the “Registration Rights Agreement”), the entities and individuals that contributed certain mineral and royalty interests to the Issuer (the “Contributing Parties”), including KAF and BK, have specified demand and piggyback participation rights with respect to the registration and sale of Common Units held by them or their affiliates. At any time following the time when the Issuer is eligible to file a registration statement on Form S-3, each of the Sponsors (including the Sponsor that is 50% owned by Mr. Fortson) has the right to cause the Issuer to prepare and file a registration statement on Form S-3 with the SEC covering the offering and sale of Common Units held by its affiliates. The Issuer is not obligated to effect more than one such demand registration in any 12-month period or two such demand registrations in the aggregate. If the Issuer proposes to file a registration statement pursuant to a Sponsor’s demand registration discussed above, the Contributing Parties, including KAF and BK, may request to “piggyback” onto such registration statement in order to offer and sell Common Units held by them or their affiliates. The Issuer has agreed to pay all registration expenses in connection with such demand and piggyback registrations, excluding underwriters’ compensation, stock transfer taxes or counsel fees.

References to, and descriptions of, the Registration Rights Agreement of the Issuer as set forth in this Item 6 are qualified in their entirety by reference to the Contribution Agreement attached hereto as Exhibit 99.3, which is incorporated in its entirety in this Item 6.

Recapitalization Agreement and Restructuring

On July 24, 2018, KAF entered into a Recapitalization Agreement (the “Recapitalization Agreement”), by and among the Issuer, the General Partner, the Operating Company and certain other unitholders of the Issuer (the “Exchanging Unitholders”), pursuant to which, on September 23, 2018, (i) the Issuer’s equity interest in the Operating Company was recapitalized into newly issued OpCo Common Units and newly issued Series A Cumulative Convertible Preferred Units of the Operating Company (“OpCo Series A Preferred Units”), (ii) KAF and the Exchanging Unitholders delivered and assigned to the Issuer all of their Common Units in exchange for an equivalent number of (A) newly issued Class B Units and (B) newly issued OpCo Common Units, in connection with the implementation of an Up-C structure (the “Restructuring”), and (iii) the Issuer amended and restated the limited liability company agreement of the Operating Company (as amended and restated, the “OpCo LLC Agreement”) to reflect the Restructuring.

Pursuant to the terms of the Recapitalization Agreement, KAF and the Exchanging Unitholders paid five cents per Class B Unit to the Issuer as additional consideration with respect to the Class B Units (the “Class B Contribution”) each received. KAF and the Exchanging Unitholders, as holders of Class B Units, are entitled to receive cash distributions equal to 2% per quarter on their respective Class B Contribution, subsequent to distributions on the Series A Cumulative Convertible Preferred Units of the Issuer (“Series A Preferred Units”) but in preference to distributions on the Common Units.

In connection with the Restructuring, the Sponsors contributed 30,000 Common Units to GP Holdings, which is the sole member of the General Partner. As a 50% owner of a Sponsor that owns a 33.33% membership interest in GP Holdings, Mr. Fortson contributed 5,000 Common Units to GP Holdings. The contribution was for no consideration and did not result in a change in Mr. Fortson’s pecuniary interest in the 5,000 Common Units.

Following the completion of the Restructuring, KAF no longer holds any Common Units, but instead holds 2,953,258 Class B Units (which have limited voting rights and are entitled to distributions from the Issuer, as described above) and 2,953,258 OpCo Common Units (which have limited voting rights and are entitled to distributions from the Operating Company in proportion to the Common Unit distributions from the Issuer). The Class B Units and the OpCo Common Units are exchangeable together for an equal number of Common Units.

References to, and descriptions of, the Recapitalization Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Recapitalization Agreement attached hereto as Exhibit 99.8, which is incorporated in its entirety in this Item 6.

Exchange Agreement

The Restructuring, including the transactions contemplated by the Recapitalization Agreement, was completed on September 23, 2018. Simultaneously with the closing of the Restructuring, the Issuer, the General Partner, the Operating Company, KAF and the Exchanging Unitholders entered into the Exchange Agreement (the “Exchange Agreement”). Pursuant to the terms of the Exchange Agreement, each of KAF and the Exchanging Unitholders has the right to tender its OpCo Common Units, together with an equal number of Class B Units (together, the “Tendered Units”), for redemption to the Operating Company. Each of KAF and the Exchanging Unitholders has the right to receive, at the election of the Operating Company, either a number of Common Units equal to the number of Tendered Units or a cash payment equal to the number of Tendered Units multiplied by the current market price of the Common Units. In addition, the Issuer has the right, but not the obligation, to directly purchase all or a portion of such Tendered Units for either a number of Common Units equal to the number of Tendered Units the Issuer elects to purchase or a cash payment equal to the number of Tendered Units the Issuer elects to purchase multiplied by the current market price of the Common Units. KAF also has the right to receive a cash amount equal to the Class B Contribution associated with the Tendered Units that are redeemed by the Operating Company or that are repurchased by the Issuer.

If the Operating Company elects to require the delivery of Common Units in exchange for any Tendered Units or the Issuer elects to purchase any Tendered Units using Common Units as consideration, the exchange will be on a one-for-one basis, subject to adjustment in the event of splits or combinations of units, distributions of warrants or other unit purchase rights, specified extraordinary distributions and similar events. The Exchange Agreement provides that no party will have the right to exchange its OpCo Common Units if the Issuer reasonably determines that such exchange would be prohibited by applicable law or regulation.

References to, and descriptions of, the Exchange Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Exchange Agreement attached hereto as Exhibit 99.9, which is incorporated in its entirety in this Item 6.

Third Amended and Restated Agreement of Limited Partnership of the Issuer

Simultaneously with the closing of the Restructuring, the General Partner executed the Third Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of September 23, 2018 (the “Partnership Agreement”). The primary purpose of the entry into the Partnership Agreement was to delete or amend provisions of the Second Amended and Restated Agreement of Limited Partnership of the Issuer to reflect the Issuer’s U.S. federal income tax classification as an entity taxable as a corporation and to reflect the effects of the Restructuring.

Cash Distributions

The Partnership Agreement requires the Issuer to distribute all of its cash on hand at the end of each quarter, less reserves established by the General Partner. The Issuer refers to this cash as “available cash.” The holders of the Series A Preferred Units are entitled to receive distributions in respect thereof prior to the distribution of amounts in respect of the Class B Contribution or the Common Units. Following distributions to the Series A Preferred Units, the Issuer will make distributions of available cash, if any.

Issuance of Additional Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by the General Partner without the approval of the unitholders. Upon issuance of additional Common Units or Series A Preferred Units, the Issuer must contribute the net cash proceeds or other consideration received from the issuance of such additional Common Units or Series A Preferred Units to the Operating Company in exchange for an equivalent number of OpCo Common Units or OpCo Series A Preferred Units. Notwithstanding the foregoing, the Issuer may issue Common Units without such contribution (a) pursuant to the Exchange Agreement, (b) pursuant to employee benefit plans or (c) pursuant to a distribution (including any split or combination) of Common Units or Series A Preferred Units to all of the holders of Common Units or Series A Preferred Units.

Limited Voting Rights

The General Partner manages and operates the Issuer. Unlike the holders of common stock in a corporation, the Issuer’s unitholders have only limited voting rights on matters affecting the Issuer’s business. The Issuer’s unitholders have no right to elect the General Partner or its directors on an annual or other continuing basis. The General Partner may not be removed unless that removal is both (i) for cause and (ii) approved by a vote of the holders of not less than 66 2/3% of the outstanding units of the Issuer, including any Common Units and Class B Units owned by the General Partner and its affiliates, voting together as a single class. Mr. Fortson owns all of the outstanding common stock of BK (which owns less than 1% of the Issuer’s outstanding units, voting together as a single class) and 58,428 Common Units in his own name (which is less than 1% of the Issuer’s outstanding units, voting together as a single class). Mr. Fortson also has the power to vote all the Common Units owned by the Mattie K. Carter Trust and the Grandchildren’s Trusts (which collectively own less than 1% of the Issuer’s outstanding units, voting together as a single class). Mr. Fortson does not have a pecuniary interest in KAF, which owns 2,985,039 Class B Units (which represents 9.9% of the Issuer’s outstanding units, voting together as a class).

Therefore, none of the Reporting Persons has the ability to prevent the involuntary removal of the General Partner. However, the Sponsors, one of whom is 50% owned by Mr. Fortson, indirectly own and control the General Partner.

Limited Call Right

If at any time the General Partner and its affiliates (including the Sponsors and their respective affiliates) own more than 80% of the sum of (i) the number of outstanding Common Units and (ii) the number of outstanding Class B Units, the General Partner will have the right, but not the obligation, to purchase all of the remaining Common Units and Class B Units (treating the Common Units and Class B Units as a single class) at a price not less than the then-current market price of the Common Units, as calculated in accordance with the Partnership Agreement.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement attached hereto as Exhibit 99.10, which is incorporated in its entirety in this Item 6.

First Amended and Restated Limited Liability Company Agreement of the Operating Company

Simultaneously with the closing of the Restructuring, the Issuer executed the OpCo LLC Agreement. The primary purpose of amending and restating the limited liability company agreement of the Operating Company was to reflect the consummation of the Restructuring and to implement provisions providing for a multi-member limited liability company. Pursuant to the OpCo LLC Agreement, the Issuer is the managing member and each of KAF and the Exchanging Unitholders is a non-managing member. The non-managing members have limited voting rights and are entitled to distributions.

The OpCo LLC Agreement also reflects additional tax provisions to provide that the Operating Company (i) maintain a capital account for each member, (ii) allocate income and losses of the Operating Company based on the members’ respective percentage interest in the Operating Company, (iii) provide the tax characterization of the Operating Company as a continuation of an existing partnership (but not as a publicly traded partnership within the meaning of the Internal Revenue Code), (iv) require that the Operating Company file tax returns and provide certain information to its members and (v) upon liquidation, distribute cash or property to the members in accordance with their respective capital account balances.

At any time, subject to certain restrictions in the Exchange Agreement, any non-managing member may exchange its OpCo Common Units (together with its Class B Units) for Common Units or a cash payment pursuant to and in accordance with the Exchange Agreement and the Partnership Agreement. The OpCo LLC Agreement provides for certain additional transfer restrictions of OpCo Common Units (and other equity interests in the Operating Company).

The OpCo LLC Agreement requires that, after setting aside such reserves as the Issuer, in its capacity as the managing member of the Operating Company, determines, within 45 days after the end of each quarter, the Operating Company will distribute its available cash to its unitholders of record on the applicable record date.

References to, and descriptions of, the OpCo LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the OpCo LLC Agreement attached hereto as Exhibit 99.11, which is incorporated in its entirety in this Item 6.

Item 7.         Material to be Filed as Exhibits

Exhibit No.	Exhibit Description

99.1

Joint Filing Agreement, dated as of February 17, 2017, by and among the Reporting Persons (filed as Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed with the SEC on February 17, 2017 and incorporated herein in its entirety by reference).

99.2	Executive Officers and Directors of KAF (filed as Exhibit 99.2 to the Reporting Persons’ Schedule 13D filed with the SEC on August 3, 2018 and incorporated herein in its entirety by reference).

99.3

Contribution, Conveyance, Assignment and Assumption Agreement, dated as of December 20, 2016, by and among the Issuer, the General Partner, Kimbell Intermediate GP, LLC, Kimbell Intermediate Holdings, LLC, Kimbell Royalty Holdings, LLC and the other parties named therein (filed as Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-215458), as amended, initially filed with the SEC on January 6, 2017 and incorporated herein in its entirety by reference).

99.4

Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 7, 2017 and incorporated herein in its entirety by reference).

99.5

Form of Restricted Unit Award Agreement under the Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on May 11, 2017 and incorporated herein in its entirety by reference).

99.6

First Amendment to the Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 25, 2018 and incorporated herein in its entirety by reference).

99.7

First Amended and Restated Limited Liability Company Agreement of the General Partner, dated as of February 8, 2017 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2017 and incorporated herein in its entirety by reference).

99.8

Recapitalization Agreement, dated as of July 24, 2018, by and among KAF, the Exchanging Unitholders, the Issuer, the General Partner, the Operating Company and Haymaker Resources, LP (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 27, 2018 and incorporated herein in its entirety by reference).

99.9

Exchange Agreement, dated as of September 23, 2018, by and among KAF, the Exchanging Unitholders, the Issuer, the General Partner and the Operating Company (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 25, 2018 and incorporated herein in its entirety by reference).

99.10

Third Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of September 23, 2018 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 25, 2018 and incorporated herein in its entirety by reference).

99.11

First Amended and Restated Limited Liability Company Agreement of the Operating Company, dated as of September 23, 2018 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 25, 2018 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2018
(Date)

By:	/s/ Ben J. Fortson
BEN J. FORTSON

KIMBELL ART FOUNDATION

	By:	/s/ Ben J. Fortson
		Name:	Ben J. Fortson
		Title:	Executive Vice President and Chief Investment Officer